FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

June 7, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

June 7, 2007, - Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) Grandview is very pleased to report that Dr. Peter Born, P. Geo has joined the Company’s Board of Directors

Dr. Peter Born is a highly respected senior geologist with over 30 years experience exploring and evaluating mining properties for senior and junior Canadian and US resource companies.

“Dr. Born brings with him a wealth of technical experience and is a valuable addition to our team. I’ve worked with Peter at various times before in my career and remain impressed by his expertise. He shares our exploration philosophy at a grassroots level but also has fresh perspective that will supplement our development strategies and decision making model,” says Grandview Chairman Dr. Michael Hitch.

Dr. Born worked previously in Archean terrains in Ontario and the Northwest Territories and is therefore intimately familiar with the opportunities presented Grandview in the exploration and development of the Red Lake Ontario and Rice Lake Manitoba greenstone belts.

Peter has past experience as Senior Geologist and then Resource Geologist for Western Mining and also modeled the Aquarius ore body for Echo Bay Mines. Three times he was awarded Canada’s prestigious National Science and Engineering Research Council (NSERC) Post-Graduate Scholarship (1991-1993). He is currently working from his Ottawa-based consulting firm for select Canadian and US resource companies. “Peter has incredible technical skill and is very familiar with our exploration program. I couldn’t be more confident about his contribution,” says Grandview President Paul Sarjeant.

The Company also wishes to announce the hiring of Peter MacDonald, P.Geo as Project Geologist focused on Manitoba and Ontario. Peter joined the Grandview exploration team June 1, 2007 and is currently on the ground in Ontario as part of the exploration team exploring the Dixie Lake project, just 16 miles south of Goldcorp’s Red Lake Mine in the 30 million ounce gold Red Lake Mining District.

Peter MacDonald has been exploring Archean greenstone belts since 2002 for both gold and VMS mineralization. His experience ranges from grassroots through to mine site exploration

Grandview Gold Inc.

in Ontario, British Columbia, Nunavut and northwestern Argentina. Peter is completing his M.Sc. on gold and base metal mineralization in the Abitibi greenstone belt near Timmins, Ontario.

In addition, the Company wishes to announce the hiring of Martin Tuchscherer, P.Geo, M.Sc. as Exploration Project Supervisor. Martin has been involved in precious and base metals exploration since 1997 and is currently completing a Ph.D. from the prestigious University of Witwatersrand, South Africa. Martin has been working with the Company since April of this year and is currently supervising the diamond drilling program at the company’s Dixie Lake project in the Red Lake area.

“Peter and Martin add considerable value to our Rice Lake and Red Lake programs and that value is apparent in their shared passion for greenstone archeology. I am anxious to apply the combined intelligence of our Canadian exploration team to our Ontario properties this season,” adds Sarjeant.

Item 5.	Full Description of Material Change

June 7, 2007, - Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) Grandview is very pleased to report that Dr. Peter Born, P. Geo has joined the Company’s Board of Directors

Dr. Peter Born is a highly respected senior geologist with over 30 years experience exploring and evaluating mining properties for senior and junior Canadian and US resource companies.

“Dr. Born brings with him a wealth of technical experience and is a valuable addition to our team. I’ve worked with Peter at various times before in my career and remain impressed by his expertise. He shares our exploration philosophy at a grassroots level but also has fresh perspective that will supplement our development strategies and decision making model,” says Grandview Chairman Dr. Michael Hitch.

Dr. Born worked previously in Archean terrains in Ontario and the Northwest Territories and is therefore intimately familiar with the opportunities presented Grandview in the exploration and development of the Red Lake Ontario and Rice Lake Manitoba greenstone belts.

Peter has past experience as Senior Geologist and then Resource Geologist for Western Mining and also modeled the Aquarius ore body for Echo Bay Mines. Three times he was awarded Canada’s prestigious National Science and Engineering Research Council (NSERC) Post-Graduate Scholarship (1991-1993). He is currently working from his Ottawa-based consulting firm for select Canadian and US resource companies. “Peter has incredible technical skill and is very familiar with our exploration program. I couldn’t be more confident about his contribution,” says Grandview President Paul Sarjeant.

The Company also wishes to announce the hiring of Peter MacDonald, P.Geo as Project Geologist focused on Manitoba and Ontario. Peter joined the Grandview exploration team June 1, 2007 and is currently on the ground in Ontario as part of the exploration team exploring the Dixie Lake project, just 16 miles south of Goldcorp’s Red Lake Mine in the 30 million ounce gold Red Lake Mining District.

Peter MacDonald has been exploring Archean greenstone belts since 2002 for both gold and VMS mineralization. His experience ranges from grassroots through to mine site exploration

Grandview Gold Inc.

in Ontario, British Columbia, Nunavut and northwestern Argentina. Peter is completing his M.Sc. on gold and base metal mineralization in the Abitibi greenstone belt near Timmins, Ontario.

In addition, the Company wishes to announce the hiring of Martin Tuchscherer, P.Geo, M.Sc. as Exploration Project Supervisor. Martin has been involved in precious and base metals exploration since 1997 and is currently completing a Ph.D. from the prestigious University of Witwatersrand, South Africa. Martin has been working with the Company since April of this year and is currently supervising the diamond drilling program at the company’s Dixie Lake project in the Red Lake area.

“Peter and Martin add considerable value to our Rice Lake and Red Lake programs and that value is apparent in their shared passion for greenstone archeology. I am anxious to apply the combined intelligence of our Canadian exploration team to our Ontario properties this season,” adds Sarjeant.

Grandview is a gold exploration company focused on creating value for shareholders by applying advanced geology, geochemical and geophysical science to reduce exploration and development costs at numerous high-grade gold properties in major gold camps of North America. The Company holds an option to earn 51% interest in Fronteer Development Group’s Dixie Lake Project.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Paul Sarjeant Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 7th day of June 2007

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.